MORGAN STANLEY & CO. LLC

1585 Broadway

New York, NY 10036

United States

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, NY 10013

United States

UBS SECURITIES LLC

1285 Avenue of the Americas

New York, NY 10019

United States

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

29th Floor, One International Finance Center

1 Harbour View Street

Central, Hong Kong

AMTD GLOBAL MARKETS LIMITED

23/F-25/F, Nexxus Building

41 Connaught Road Central

Hong Kong

As representatives of the underwriters

VIA EDGAR

October 31, 2019

Mr. Eric McPhee

Mr. Robert Telewicz

Mr. Jonathan Burr

Ms. Sonia Barros

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Fangdd Network Group Ltd. (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-234130)

Registration Statement on Form 8-A (Registration No. 001-39109)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on October 31, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 24, 2019 and the date hereof, copies of the Company’s preliminary prospectus dated October 23, 2019 were distributed as follows:

More than 1190 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC

CITIGROUP GLOBAL MARKETS INC.

UBS SECURITIES LLC

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

AMTD GLOBAL MARKETS LIMITED

As representatives of the underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
Name:	Robert Holley
Title:	Vice President

[Signature page to Acceleration Request]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Katherine Fang
Name:	Katherine Fang
Title:	Managing Director

[Signature page to Acceleration Request]

UBS SECURITIES LLC

By:	/s/ Jake Ettore
Name:	Jake Ettore
Title:	Director

By:	/s/ Daniel Parisi
Name:	Daniel Parisi
Title:	Director

[Signature page to Acceleration Request]

CHINA INTERNATIONAL CAPITAL CORPORATION
HONG KONG SECURITIES LIMITED

By:	/s/ REN YI
Name:	REN YI
Title:	Managing Director

[Signature page to Acceleration Request]

AMTD GLOBAL MARKETS LIMITED

By:	/s/ MING LIN CHEUNG
Name:	MING LIN CHEUNG
Title:	Managing Director

[Signature page to Acceleration Request]